SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio GAE GAE 0083-14- BM&FBovespa, transcribed below, concerning the matters disclosed by Agência Estado - Broadcast on January 14, 2014, concerning the administration of the fund RGR - Global Reversal Reserve ("Fund"), we hereby clarify the following to our shareholders and the market in general:

The Eletrobras, since its legal indication for the administration of the Fund adopts decoupled control between your relationship with the Fund and it’s relationships with benefited borrowers with financing from RGR funds, these procedures have already been submitted and approved by the National Electric Energy Agency ("ANEEL"), through previous inspections conducted in this Company.

Under the Law 9.619/98 and Provisional Measure 1985-25/00, Eletrobras acquired with the use of Fund resources, shares of the social capital from distribution energy companies which are currently controlled by Eletrobras: CEAL, CEPISA, Ceron, ELETROACRE and the extinct CEAM, incorporated to Amazonas Energia, whose resources must be returned to the Fund in the realignment of the distribution business process underway.

In presentations to analysts, filed with the CVM in category "Market Announcement", Eletrobras shows the balance amount recorded in the Fund billed at the Financing Payable and Receivable. The last presentation concerning the 3Q2013 conference call was filed on November 18, 2013, and such amounts shown on page 13.

Notwithstanding the approvals made by ANEEL before about the procedures used by Eletrobras in the fund management, ANEEL, through ongoing inspection, conducted by agents of the Superintendent of Financial and Economic Inspection, considered amounts owed by Eletrobras that should have been restored to the Fund.

However, Eletrobras will adopt appropriate administrative and judicial measures to obtain the recognition that the procedures adopted in the management of the Fund are adequate.

GAE 0083-14

January 15, 2014

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araújo

Dear Sirs,

We request clarification, by January 16, 2014, on the content of the news published by the Agência Estado - Broadcast on January 14, 2014 under the title "ANEEL determines that Eletrobras return R$ 1.924 billion on the account of RGR in 30 days", as well as other important information, notably over the resulting consequences.

This request falls within the scope of the cooperation agreement, signed by CVM and BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the supervisor of relationships with companies – SEP of CVM, in accordance with the provisions of CVM Instruction No. 452/07.

MARKET ANNOUNCEMENT

Sincerely,

Nelson Barroso Ortega

Department of on-going relations with issuers

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

Sr. Fernando Soares Vieira - Superintendent of relationships with companies

Sr. Waldir de Jesus Nobre - Superintendent of market relations and intermediaries”

Rio de Janeiro, January 15, 2014.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.